Balance Sheet

Motoroso, Inc.
As at 31 December 2017

	31 Dec 2017
Assets	
Cash and Cash Equivalents	
Bankfeeds Stripe	194
Paypal - Motoroso	1,370
SVB - Motoroso	9,795
Total Cash and Cash Equivalents	**11,359**
Property, Plant and Equipment	
Computer Equipment	5,801
Total Property, Plant and Equipment	**5,801**
Total Assets	**17,159**
Liabilities and Equity	
Liabilities	
Non-Current Liabilities	
Convertible Note	283,712
Deferred Revenue	8,650
Shareholder Loan	20,561
Total Non-Current Liabilities	**312,923**
Total Liabilities	**312,923**
Equity	
Common Stock	26,434
Current Year Earnings	(96,557)
Owners Draw	(12,176)
Retained Earnings	(213,465)
Total Equity	**(295,764)**
Total Liabilities and Equity	**17,159**